UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2015 RESULTS1;2;3

Santiago, Chile, November 3rd, 2015 – CCU announced today its consolidated financial results for the third quarter ended September 30, 2015:

•          Consolidated Volumes increased 5.1%. The Río de la Plata Operating segment contributed with a 10.8% increase this quarter, the Chile Operating segment increased 3.4% and the Wine Operating segment showed an increase of 3.8%.

•          Net sales increased 16.1% as a consequence of 10.5% higher average prices coupled with 5.1% higher consolidated Volumes.

•          Gross profit increased 17.8% as a combination of 16.1% higher Net sales partially offset by a 14.3% increase in Cost of sales.

•          EBITDA increased 32.0%. All Operating segments contributed to this increase: Río de la Plata with an increase of 439.4%, Wines with 46.5% increase and Chile with an increase of 9.2%.

•          Net income increased 38.6% this quarter.

•          Earnings per share increased 38.6% due to a higher Net income.

Key figures	Q3'15	Q3'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,329	5,071	5.1
Net sales	352,912	303,953	16.1
Gross profit	183,039	155,324	17.8
EBIT	37,167	26,620	39.6
EBITDA	57,737	43,752	32.0
Net income	20,684	14,921	38.6
Earnings per share	56.0	40.4	38.6

Key figures	YTD'15	YTD'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	16,966	16,058	5.7
Net sales	1,046,419	902,317	16.0
Gross profit	564,791	473,780	19.2
EBIT	135,674	118,479	14.5
EBITDA	194,620	168,224	15.7
Net income	82,521	78,957	4.5
Earnings per share	223.3	213.7	4.5

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

3 All references in this Press Release shall be deemed to refer to Q3’15 figures compared to Q3’14 figures, unless otherwise stated.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 16

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased with CCU’s third quarter 2015 results, where despite a slow economic environment, EBITDA grew 32.0%, an EBITDA margin improvement of 197 bps. The results were mostly driven by market share improvement in both volume and value in Chile and Río de la Plata Operating segments and solid wine export volumes, leading to a volume increase of 5.1% and total top line growth of 16.1%. The implementation of the “ExCCelencia CCU” program, including systematic search for cost efficiencies and revenue management initiatives, also contributed to the higher EBITDA margin. These factors, together with the positive effect of lower prices for some raw materials, have offset the impact on our USD denominated COGS mostly due to devaluation of the Chilean peso, resulting all-in in a net income increase of 38.6%.

The Chile Operating segment EBITDA grew 9.2% to CLP 37,317 million with an EBITDA margin improvement of 74 bps. In an operating environment characterized by low private consumption, with an estimated economic activity growth measured by IMACEC4 in the third quarter of 2.0%, we were able to increase brand preference and deliver volume growth of 3.4%. Combined with 1.5% higher average prices, this resulted in 4.9% top line growth. Efficiency gains and lower raw material costs more than compensated the negative effect of the Chilean peso devaluation in the quarter.

The Río de la Plata Operating segment EBITDA increased from CLP 1,489 million to CLP 8,030 million, representing a 579 bps EBITDA margin improvement. Top line growth was 51.0% driven by volume growth of 10.8% and 36.3% higher average prices, compensating inflation. This was driven by all geographies in which we operate, where continuous brand investments in the local markets are showing positive results in brand preference and market share. Also efficiencies contributed to deliver an exceptional margin expansion.

The Wine Operating segment keeps showing positive results where EBITDA grew from CLP 8,942 million to CLP 13,102 million, which is an increase of 46.5% compared to the same quarter last year, EBITDA margin expanding 568 bps. This improvement is explained by a combination of efficiencies established, the excellent 2015 harvest that has entered production during this quarter, and top line growth of 11.5%. The top line growth was driven by an average volume increase of 3.8%, with strong growth in the more profitable export business, which additionally benefited from the strong USD exchange rate.

We have managed to grow volumes, market share and margins despite a slow economic environment, building on our solid brands and the continuous search for efficiencies through our commitment to the “ExCCelencia CCU” program. On that basis we keep building our regional strategy and generating sustainable profitable growth in all our categories.

4 IMACEC = Índice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile´s Central Bank. Including actual figures for July and August 2015, and market consensus for September 2015

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 16

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1 and 2)

NET SALES

Q3’15

Increased 16.1% to CLP 352,912 million as a result of 10.5% higher average prices and 5.1% higher consolidated volumes. All Operating segments contributed to this Net sales growth: Río de la Plata with a 51.0% increase in Net sales, as average prices increased 36.3% and volumes grew 10.8%; the Wine Operating segment Net sales increased 11.5% as average price and volumes increased 7.4% and 3.8% respectively; and finally the Chile Operating segment with 4.9% growth as average prices increased 1.5% coupled with 3.4% higher volumes.

2015	Accumulated Net sales increased 16.0% to CLP 1,046,419 million as a result of 5.7% higher Volumes coupled with 9.8% increase in average prices.

Net sales by Operating segment

	Net sales (million CLP)
	Q3'15	Mix	Q3'14	Mix	Total Change%
1. Chile Operating segment	197,883	56.1%	188,620	62.1%	4.9
2. Río de la Plata Operating segment	99,895	28.3%	66,176	21.8%	51.0
3. Wine Operating segment	55,051	15.6%	49,355	16.2%	11.5
4. Other/Eliminations	82	-	(197)	-	-
TOTAL	352,912	100.0%	303,953	100.0%	16.1

	Net sales (million CLP)
	YTD '15	Mix	YTD '14	Mix	Total Change%
1. Chile Operating segment	638,710	61.0%	582,928	64.6%	9.6
2. Río de la Plata Operating segment	265,291	25.4%	189,602	21.0%	39.9
3. Wine Operating segment	142,408	13.6%	129,880	14.4%	9.6
4. Other/Eliminations	11	-	(92)	-	-
TOTAL	1,046,419	100.0%	902,317	100.0%	16.0

GROSS PROFIT

Q3’15

Increased 17.8% to CLP 183,039 million as a result of 16.1% higher Net sales, partially offset by 14.3% higher Cost of sales. Cost of sales, as a percentage of Net sales, decreased from 48.9% to 48.1% due to efficiency gains and lower prices for some raw materials, which have offset the impact on our USD denominated COGS mostly due to devaluation of the Chilean peso. Gross profit as a percentage of Net sales increased from 51.1% to 51.9%.

2015	Gross profit increased 19.2% to CLP 564,791million and, as a percentage of Net sales, increased from 52.5% to 54.0%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 16

PRESS RELEASE

EBIT

Q3’15

Increased 39.6% to CLP 37,167million and the EBIT margin increased 177 bps to 10.5%, mainly explained by 17.8% higher gross profit, partially offset by 12.6% higher MSD&A expenses. MSD&A as a percentage of Net sales decreased from 42.5% to 41.2% due to efficiency gains.

2015

EBIT increased 14.5% to CLP 135,674 million and EBIT margin decreased from 13.1% to 13.0%. Excluding the positive, one-time effect compensation of CLP 18,882 million received by our Argentine subsidiary CICSA in Q2’14 for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay, EBIT increased by 36.2%.

EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q3'15	Mix	Q3'14	Mix	Total Change%	Q3'15	Q3'14	Total Change(bps)
1. Chile Operating segment	25,561	68.8%	24,601	92.4%	3.9	12.9%	13.0%	(13)
2. Río de la Plata Operating segment	4,084	11.0%	(1,442)	(5.4)%	(383.2)	4.1%	(2.2)%	627
3. Wine Operating segment	11,146	30.0%	7,168	26.9%	55.5	20.2%	14.5%	572
4. Other/Eliminations	(3,625)	(9.8)%	(3,706)	(13.9)%	(2.2)	-	-	-
TOTAL	37,167	100.0%	26,620	100.0%	39.6	10.5%	8.8%	177

	EBIT (million CLP)					EBIT margin
	YTD '15	Mix	YTD '14	Mix	Total Change%	YTD '15	YTD '14	Total Change(bps)
1. Chile Operating segment	106,844	78.8%	84,760	71.5%	26.1	16.7%	14.5%	219
2. Río de la Plata Operating segment (1)	10,607	7.8%	15,535	13.1%	(31.7)	4.0%	8.2%	(420)
3. Wine Operating segment	24,323	17.9%	19,830	16.7%	22.7	17.1%	15.3%	181
4. Other/Eliminations	(6,099)	(4.5)%	(1,646)	(1.4)%	(270.7)	-	-	-
TOTAL	135,674	100.0%	118,479	100.0%	14.5	13.0%	13.1%	(16)

(1) Includes the effect of CLP 18,882 million at EBIT level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

EBITDA

Q3’15	Increased 32.0% to CLP 57,737 million and EBITDA margin increased from 14.4% to 16.4%.
2015

Increased 15.7% to CLP 194,620 million and EBITDA margin remains flat at 18.6%. Excluding the above mentioned one-time effect compensation, EBITDA increased by 30.3%, an EBITDA margin expansion of 205 bps.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 16

PRESS RELEASE

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q3'15	Mix	Q3'14	Mix	Total Change%	Q3'15	Q3'14	Total Change(bps)
1. Chile Operating segment	37,317	64.6%	34,180	78.1%	9.2	18.9%	18.1%	74
2. Río de la Plata Operating segment	8,030	13.9%	1,489	3.4%	439.4	8.0%	2.2%	579
3. Wine Operating segment	13,102	22.7%	8,942	20.4%	46.5	23.8%	18.1%	568
4. Other/Eliminations	(713)	(1.2)%	(859)	(2.0)%	(17.0)	-	-	-
TOTAL	57,737	100.0%	43,752	100.0%	32.0	16.4%	14.4%	197

	EBITDA (million CLP)					EBITDA margin
	YTD '15	Mix	YTD '14	Mix	Total Change%	YTD '15	YTD '14	Total Change(bps)
1. Chile Operating segment	140,117	72.0%	113,004	67.2%	24.0	21.9%	19.4%	255
2. Río de la Plata Operating segment (1)	21,293	10.9%	23,592	14.0%	(9.7)	8.0%	12.4%	(442)
3. Wine Operating segment	29,970	15.4%	25,030	14.9%	19.7	21.0%	19.3%	177
4. Other/Eliminations	3,239	1.7%	6,599	3.9%	(50.9)	-	-	-
TOTAL	194,620	100.0%	168,224	100.0%	15.7	18.6%	18.6%	(4)

(1) Includes the effect of CLP 18,882 million at EBITDA level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

NON-OPERATING RESULT

Q3’15

Decreased CLP 723 million from a gain of CLP 310 million to a loss of CLP 413 million mainly explained by:

•              Net financial expenses which increased CLP 2,258 million from a loss of CLP 1,933 million to a loss of CLP 4,191 million, mainly due to a lower Interest income.

•               Foreign currency exchange differences and Results as per adjustment units where the loss increased by CLP 2,027 million, mainly explained by negative Foreign currency exchange differences in the Q3’15 period compared to the Q3’14 period as the Chilean peso devaluated more in the current period, and by higher inflation resulting in higher UF variation, which affected the Results as per adjustment units.

2015

Increased CLP 411 million from a loss of CLP 6,844 million to a loss of CLP 6,433 million, mostly due to higher Foreign currency exchange differences, higher Results as per adjustment units, and higher Other gains/(losses), partially offset by higher Net financial expenses and a lower Equity and income of JVs and associated.

INCOME TAXES

Q3’15	Increased CLP 2,849 million, due to higher results in all our Operating segments, and the increase of the First Category Income tax rate in Chile from 21.0% to 22.5%.
2015	Increased CLP 11,057 million mostly explained by higher results in the Chile and Wine Operating segments and the increase of the First Category Income tax rate in Chile from 21.0% to 22.5%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 16

PRESS RELEASE

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

Q3’15	Increased 38.6% to CLP 20,684 million as a result of a higher Income before taxes, partially offset by higher Non-controlling interest and higher Income tax rate in Chile.
2015	Increased CLP 3,564 million to CLP 82,521 million as a result of higher Income before taxes, partially offset by higher Non-controlling interest and higher Income tax rate in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 16

PRESS RELEASE

OPERATING SEGMENT HIGHLIGHTS (Exhibit 3 and 4)
1. CHILE

Net sales increased 4.9% to CLP 197,883 million as a result of 3.4% higher sales Volumes coupled with 1.5% higher average prices.

EBIT increased 3.9% to CLP 25,561 million mainly explained by 4.9% higher Net sales and 2.1% lower MSD&A expenses, partially offset by 10.7% higher Cost of sales. Cost of sales, as a percentage of Net sales, increased from 47.6% to 50.2%. MSD&A, as a percentage of Net sales, decreased from 39.5% to 36.9%. All in, the EBIT margin decreased from 13.0% to 12.9%.

EBITDA increased 9.2% to CLP 37,317 million and the EBITDA margin increased from 18.1% to 18.9%.

Comments: Effective marketing campaigns and brand building efforts have driven positive volume growth in both beer and non-alcoholic beverages. The volume growth has been particularly challenging in the context of the slow-down of the Chilean economy, characterized by estimated IMACEC growth of only 2.0%, and devaluation of the CLP against the USD of 17%. Volumes, together with carry-over of price increases and revenue management activities have contributed to the Net sales growth of 4.9%. Together with the cost efficiency initiatives of the “ExCCelencia CCU” program an EBITDA increase of 9.2% was achieved.

CCU is dedicated to continuous innovation and brand building. During the third quarter we launched a new 650cc bottle for Heineken, and a new limited edition packaging for Cristal beer as official sponsor of the Chile National Football Team. In our non-alcoholic beverages category we initiated a new campaign with Manantial stimulating the water consumption and introduced two new flavored waters: Cachantun Mas Woman Berries with Aloe Vera and Cachantun Mas Woman Lemon-Ginger with fibres. In the spirits category we launched two new flavors of Pisco Sour: Mint and Ginger.

Committed to the community, CCU donated water to the northern regions of Chile that were affected by an earthquake, and also supported a neighborhood of Renca in Santiago with the installation of sustainable illumination posts, pushing the social and sustainable project “Liter of Light”. This global initiative was created by the entrepreneur Illac Díaz and sponsored by PepsiCo, as a sustainable solution to grant access to electricity to vulnerable sectors, with innovative installations based on solar energy. Also during this quarter CCU awarded a prize to the winners of the third edition of the CCU Art Scholarship, an initiative that supports the development and internationalization of Chilean contemporary artists.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 16

PRESS RELEASE

2. RÍO DE LA PLATA

Net sales measured in Chilean pesos, increased 51.0% as a result of 36.3% higher in average prices in CLP and 10.8% higher sales Volumes.

EBIT measured in Chilean pesos, increased to CLP 4,084 million as a result of 51.0% higher Net sales, partially offset by 30.0% higher Cost of sales and 52.2% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 48.6% to 41.9%. MSD&A as a percentage of Net sales increased from 53.5% to 53.9%. The EBIT margin increased from negative 2.2% to positive 4.1%.

EBITDA measured in Chilean pesos, increased 439.4% to CLP 8,030 million and the EBITDA margin increased from 2.2% to 8.0%.

Comments: We are pleased with the third quarter results, continuing with the positive trends shown during the first half of 2015. Market share gains were seen in our major categories in the Río de la Plata Operating segment, where volumes increased 10.8% with 36.3% higher average prices in CLP terms which left us confident with our operations in Argentina, Uruguay and Paraguay. In order to fulfill the demand of our products we keep investing in our production capacity and in marketing to keep developing strong brands and gaining first preference and market share, amongst other initiatives through the sponsorship of the National Football league by Schneider beer in Argentina.

This quarter we celebrated 20 years of presence in Argentina, where CCU today is the second-largest brewer with 6 industrial locations and 1,500 employees, selling more than 16 different brands in the Argentinean market.

From the fourth quarter of 2015 onwards, the Committee of International Business was created, which brings together management of the business activities regarding the geographical areas Argentina, Uruguay and Paraguay. Following this change, the Río de la Plata Operating segment (consisting of the business activities referred to) will be renamed into the International Business Operating segment. The Committee of International Business will at the same time represent and look after the interests associated with the investments in Bolivia and Colombia, which will continue to report its results under Equity and income of JVs and associated on a consolidated basis.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 16

PRESS RELEASE

3. WINE

Net sales increased 11.5% to CLP 55,051 million due to 7.4% higher average prices, coupled with 3.8% higher sales Volumes5.

EBIT increased 55.5% to CLP 11,146 million mainly explained by 11.5% higher Net sales, partially offset by 3.5% Cost of sales increase and 5.2% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 57.7% to 53.6%. MSD&A, as a percentage of Net sales, decreased from 27.6% to 26.1%. The EBIT margin increased from 14.5% to 20.2%.

EBITDA increased 46.5% to CLP 13,102 million and the EBITDA margin increased 568 bps to 23.8%.

Comments: Volume in the Chilean domestic business remained flat, mainly explained by aggressive competitive environment across all categories.

As part of our long term strategy of innovation, brand and portfolio building, we increased marketing expenses in comparison to the same quarter last year. Following this strategy, we launched the popular wine “Santa Helena” in the 1.5 liter format with the objective of reinforcing one of our key domestic brands.

The export business showed 7.4% higher volumes and 8.5% higher prices in Chilean pesos for the third quarter. Volume and sales growth was driven to a large extent by our good results in several Asian Markets in 2015. During this past quarter we increased the price of our global brand GatoNegro in USA, that will contribute to increase our profitability.

5 Excludes bulk wine.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 16

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company. For further information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         Río de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 16

PRESS RELEASE

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Gross Profit

Gross profit represents the difference between Net sales and Cost of sales

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 16

PRESS RELEASE

Exhibit 1: Income Statement (Third Quarter 2015)
Third Quarter	2015	2014	2015	2014	Total
	(CLP million)		(USD million)(1)		Change %
Net sales	352,912	303,953	521.1	448.9	16.1
Cost of sales	(169,873)	(148,630)	(250.9)	(219.5)	14.3
% of net sales	48.1	48.9	48.1	48.9	-
Gross profit	183,039	155,324	270.3	229.4	17.8
MSD&A	(145,575)	(129,320)	(215.0)	(191.0)	12.6
% of net sales	41.2	42.5	41.2	42.5	-
Other operating income/(expenses)	(296)	616	(0.4)	0.9	(148.0)
EBIT	37,167	26,620	54.9	39.3	39.6
EBIT margin	10.5	8.8	10.5	8.8	-
Net financial expenses	(4,191)	(1,933)	(6.2)	(2.9)	116.8
Equity and income of JVs and associated	(1,187)	(629)	(1.8)	(0.9)	88.9
Foreign currency exchange differences	(1,032)	238	(1.5)	0.4	(533.9)
Results as per adjustment units	(1,108)	(351)	(1.6)	(0.5)	215.4
Other gains/(losses)	7,105	2,985	10.5	4.4	138.0
Total Non-operating result	(413)	310	(0.6)	0.5	(233.3)
Income/(loss) before taxes	36,754	26,930	54.3	39.8	36.5
Income taxes	(11,447)	(8,598)	(16.9)	(12.7)	33.1
Net income for the period	25,307	18,332	37.4	27.1	38.0

Net income attributable to:
The equity holders of the parent	20,684	14,921	30.5	22.0	38.6
Non-controlling interest	4,623	3,411	6.8	5.0	35.5

EBITDA	57,737	43,752	85.3	64.6	32.0
EBITDA margin	16.4	14.4	16.4	14.4	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Shares per ADR	2	2	2	2

Earnings per share	56.0	40.4	0.08	0.06	38.6
Earnings per ADR	112.0	80.8	0.17	0.12	38.6

Depreciation	20,569	17,131	30.4	25.3	20.1
Capital Expenditures	35,869	113,593	53.0	167.7	(68.4)
(1) Average Exchange rate for the period: US$1.00 = CLP 677.2

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 16

PRESS RELEASE

Exhibit 2: Income Statement (Nine months ended on September 30, 2015)
YTD AS OF SEPTEMBER	2015	2014	2015	2014	Total
	(CLP million)		(USD million)(1)		Change %
Net sales	1,046,419	902,317	1,634.0	1,409.0	16.0
Cost of sales	(481,629)	(428,537)	(752.1)	(669.2)	12.4
% of net sales	46.0	47.5	46.0	47.5	-
Gross profit	564,791	473,780	881.9	739.8	19.2
MSD&A	(430,710)	(378,320)	(672.6)	(590.8)	13.8
% of net sales	41.2	41.9	41.2	41.9	-
Other operating income/(expenses)	1,594	23,018	2.5	35.9	(93.1)
EBIT	135,674	118,479	211.9	185.0	14.5
EBIT margin	13.0	13.1	13.0	13.1	-
Net financial expenses	(10,625)	(5,437)	(16.6)	(8.5)	95.4
Equity and income of JVs and associated	(2,999)	(1,012)	(4.7)	(1.6)	196.4
Foreign currency exchange differences	394	(1,574)	0.6	(2.5)	125.0
Results as per adjustment units	(2,415)	(2,816)	(3.8)	(4.4)	(14.2)
Other gains/(losses)	9,212	3,995	14.4	6.2	130.6
Total Non-operating result	(6,433)	(6,844)	(10.0)	(10.7)	(6.0)
Income/(loss) before taxes	129,242	111,635	201.8	174.3	15.8
Income taxes	(33,304)	(22,247)	(52.0)	(34.7)	49.7
Net income for the period	95,938	89,388	149.8	139.6	7.3

Net income attributable to:
The equity holders of the parent	82,521	78,957	128.9	123.3	4.5
Non-controlling interest	13,417	10,431	21.0	16.3	28.6

EBITDA	194,620	168,224	303.9	262.7	15.7
EBITDA margin	18.6	18.6	18.6	18.6	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Shares per ADR	2	2	2	2

Earnings per share	223.3	213.7	0.3	0.3	4.5
Earnings per ADR	446.7	427.4	0.7	0.7	4.5

Depreciation	58,946	49,745	92.0	77.7	18.5
Capital Expenditures	99,818	177,789	155.9	277.6	(43.9)
(1) Average Exchange rate for the period: US$1.00 = CLP 640.4

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 16

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2015)
	1. Chile Operating segment (1)			2. Río de la Plata Operating segment(1)			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	3,667	3,548	3.4	1,273	1,149	10.8	389	374	3.8
Net sales	197,883	188,620	4.9	99,895	66,176	51.0	55,051	49,355	11.5
Net sales (CLP/HL)	53,956	53,169	1.5	78,502	57,606	36.3	141,587	131,812	7.4
Cost of sales	(99,320)	(89,714)	10.7	(41,840)	(32,188)	30.0	(29,493)	(28,488)	3.5
% of net sales	50.2	47.6		41.9	48.6		53.6	57.7
Gross profit	98,564	98,906	(0.3)	58,055	33,988	70.8	25,558	20,867	22.5
% of net sales	49.8	52.4		58.1	51.4		46.4	42.3
MSD&A	(72,972)	(74,553)	(2.1)	(53,856)	(35,388)	52.2	(14,347)	(13,640)	5.2
% of net sales	36.9	39.5		53.9	53.5		26.1	27.6
Other operating income/(expenses)	(30)	248	(112.1)	(115)	(42)	170.0	(65)	(59)	10.8
EBIT	25,561	24,601	3.9	4,084	(1,442)	383.2	11,146	7,168	55.5
EBIT Margin	12.9	13.0		4.1	(2.2)		20.2	14.5
EBITDA	37,317	34,180	9.2	8,030	1,489	439.4	13,102	8,942	46.5
EBITDA Margin	18.9	18.1		8.0	2.2		23.8	18.1

	4. Other/eliminations (1)			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				5,329	5,071	5.1
Net sales	82	(197)	N/A	352,912	303,953	16.1
Net sales (CLP/HL)				66,227	59,942	10.5
Cost of sales	780	1,761	(55.7)	(169,873)	(148,630)	14.3
% of net sales				48.1	48.9
Gross profit	862	1,563	(44.8)	183,039	155,324	17.8
% of net sales				51.9	51.1
MSD&A	(4,400)	(5,739)	(23.3)	(145,575)	(129,320)	12.6
% of net sales				41.2	42.5
Other operating income/(expenses)	(86)	470	N/A	(296)	616	(148.0)
EBIT	(3,625)	(3,706)	(2.2)	37,167	26,620	39.6
EBIT Margin	-	-		10.5	8.8
EBITDA	(713)	(859)	(17.0)	57,737	43,752	32.0
EBITDA Margin	-	-		16.4	14.4

(1) Considers adjustments to eliminations from the Chile and Rio de la Plata Operating segments which were included in the Other / Eliminations Operating segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 16

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2015)
	1. Chile Operating segment (1)			2. Río de la Plata Operating segment(1)			3. Wine Operating segment
YTD AS OF SEPTEMBER
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	12,025	11,450	5.0	3,907	3,610	8.2	1,034	998	3.6
Net sales	638,710	582,928	9.6	265,291	189,602	39.9	142,408	129,880	9.6
Net sales (CLP/HL)	53,117	50,911	4.3	67,897	52,521	29.3	137,674	130,087	5.8
Cost of sales	(297,982)	(272,297)	9.4	(107,656)	(89,482)	20.3	(78,601)	(73,427)	7.0
% of net sales	46.7	46.7		40.6	47.2		55.2	56.5
Gross profit	340,728	310,631	9.7	157,635	100,120	57.4	63,807	56,453	13.0
% of net sales	53.3	53.3		59.4	52.8		44.8	43.5
MSD&A	(234,303)	(226,593)	3.4	(148,119)	(103,892)	42.6	(39,578)	(36,857)	7.4
% of net sales	36.7	38.9		55.8	54.8		27.8	28.4
Other operating income/(expenses)	420	722	(41.9)	1,091	19,307	(94.4)	94	235	(60.1)
EBIT	106,844	84,760	26.1	10,607	15,535	(31.7)	24,323	19,830	22.7
EBIT margin	16.7	14.5		4.0	8.2		17.1	15.3
EBITDA	140,117	113,004	24.0	21,293	23,592	(9.7)	29,970	25,030	19.7
EBITDA margin	21.9	19.4		8.0	12.4		21.0	19.3

	4. Other/eliminations (1)			Total
YTD AS OF SEPTEMBER
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				16,966	16,058	5.7
Net sales	11	(92)	N/A	1,046,419	902,317	16.0
Net sales (CLP/HL)				61,677	56,190	9.8
Cost of sales	2,611	6,670	(60.9)	(481,629)	(428,537)	12.4
% of net sales				46.0	47.5
Gross profit	2,621	6,578	(60.1)	564,791	473,780	19.2
% of net sales				54.0	52.5
MSD&A	(8,711)	(10,977)	(20.6)	(430,710)	(378,320)	13.8
% of net sales				41.2	41.9
Other operating income/(expenses)	(10)	2,754	(100.4)	1,594	23,018	(93.1)
EBIT	(6,099)	(1,646)	270.7	135,674	118,479	14.5
EBIT margin	-	-	-	13.0	13.1
EBITDA	3,239	6,599	(50.9)	194,620	168,224	15.7
EBITDA margin	-	-	-	18.6	18.6
(1) Considers adjusments to eliminations from the Chile and Rio de la Plata Operating segments which were included in the Other / Eliminations Operating segment

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 16

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31	September 30	December 31	Total Change%
	2015	2014	2015	2014
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	188,363	214,775	270	307	(12.3)
Other current assets	471,189	470,615	674	674	0.1
Total current assets	659,553	685,390	944	981	(3.8)

PP&E (net)	892,127	851,256	1,277	1,218	4.8
Other non current assets	256,328	232,255	367	332	10.4
Total non current assets	1,148,455	1,083,511	1,644	1,551	6.0
Total assets	1,808,008	1,768,901	2,588	2,532	2.2

LIABILITIES
Short term financial debt	58,209	65,318	83	93	(10.9)
Other liabilities	293,549	313,013	420	448	(6.2)
Total current liabilities	351,758	378,331	503	541	(7.0)

Long term financial debt	144,348	134,535	207	193	7.3
Other liabilities	111,082	107,535	159	154	3.3
Total non current liabilities	255,429	242,070	366	346	5.5
Total Liabilities	607,187	620,401	869	888	(2.1)

EQUITY
Paid-in capital	562,693	562,693	805	805	-
Other reserves	(68,675)	(75,051)	(98)	(107)	8.5
Retained earnings	579,206	537,945	829	770	7.7
Net equity attributable to parent company shareholders	1,073,224	1,025,588	1,536	1,468	4.6
Non - controlling interest	127,596	122,912	183	176	3.8
Total equity	1,200,820	1,148,500	1,719	1,644	4.6
Total equity and liabilities	1,808,008	1,768,901	2,588	2,532	2.2

OTHER FINANCIAL INFORMATION

Total financial debt	202,557	199,853	290	286	1.4

Net Financial debt	14,194	(14,922)	20	(21)	(195.1)

Liquidity ratio	1.88	1.81
Financial Debt / Capitalization	0.14	0.15
Net Financial debt / EBITDA	0.05	(0.06)
(1) Exchange rate as of September 30, 2015: US$1.00 = CLP 698.7

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 16

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 3 , 2015